Exhibit 21.1

Subsidiaries of Registrant

SUBSIDIARY	JURISDICTION OF INCORPORATION
Cymer (Barbados) Ltd.	Barbados
Cymer B.V.	Netherlands
Cymer International, Ltd.	Barbados
Cymer Japan, Inc.	Japan
Cymer Korea, Inc.	Korea
Cymer Services, Inc.	Nevada
Cymer Singapore Pte Ltd.	Singapore
Cymer Southeast Asia, Ltd.	Taiwan
Active Control eXperts (ACX)	Delaware